UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Eran Gorev to Join Alvarion® as president and Chief Executive Officer. Dated September 2nd, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2nd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Eran Gorev to Join Alvarion® as president and Chief Executive Officer

New CEO Brings 20 Years of Global High-Tech Leadership

Tel Aviv, Israel, September 2, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that its Board of Directors has named Eran Gorev to succeed Tzvika Friedman as president and Chief Executive Officer. The transition will take place during the fourth quarter, with Mr. Gorev assuming full day-to-day responsibility in December.

“We are pleased to welcome this highly-regarded executive to the company,” said Anthony Maher, Chairman. “Eran Gorev brings an impressive track record of success in world-class organizations including NICE Systems, Amdocs, and Digital Equipment Corporation. His global experience, particularly in customer-facing roles with Tier 1 carriers, leading enterprises and governments, and strong corporate leadership skills are ideally suited to build on the achievements of Tzvika and the entire Alvarion team.”

Mr.Gorev will join Alvarion after five years at NICE Systems where he has served most recently as Chief Business Officer with operational responsibility for an organization with over half a billion dollars in revenue and more than 1200 employees in dozens of countries. In addition to his strong international background, Mr. Gorev has demonstrated the ability to achieve excellent results in a dynamic high-tech growth environment. During his four-year tenure as President and Chief Executive Officer of NICE Systems Inc., the largest operating unit of the company, revenues tripled and profits grew at an even faster rate.

“I am delighted that Eran will be leading the Alvarion team” said Tzvika Friedman, departing president and CEO of Alvarion. “It is a testimony to our past achievements and to our prospects for the future that we are able to attract someone of his caliber. Eran’s experience with some of the world’s leading carriers as well as his proven capabilities with large project execution will be important assets. His background brings both continuity and a fresh perspective to the company. I look forward to working with him to effect a seamless transition, and I wish him and the entire organization much continued success in the next phase of Alvarion’s growth.”

Eran Gorev said, “This is a unique opportunity to head the leading company in such a dynamic industry. I look forward to working with Alvarion’s experienced Board of Directors, outstanding management and team of employees worldwide, as well as its customers, partners and shareholders, to make the most of our exciting future.”

Additional background for Eran Gorev

Mr. Gorev’s diverse background includes executive management, sales and marketing, operational and technical positions. Prior to joining NICE Systems in 2005, Mr. Gorev was President of the North America – Major Clients division at Amdocs. In this role Mr. Gorev had overall responsibility for Amdocs’ business with some of North America’s leading communication service providers and media companies. From 2000 to 2002, he served as Corporate Vice President and Head of Worldwide Sales at Amdocs.

He also held various marketing and sales management positions in the information technology industry, including at Digital Equipment Corporation. Early in his career, Mr. Gorev advanced quickly from software engineer to senior project manager, responsible for the development, integration and maintenance of mission critical system for the Israeli Defense Forces.

Mr. Gorev earned a L.LB degree from Tel Aviv University and a joint MBA degree from the Kellogg School of Management, Northwestern University, and the Leon Recanati Graduate School of Business Administration, Tel Aviv University.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“Alvarion” is a registered trademarks of Alvarion Ltd. in certain jurisdictions.

“WiMAX” is a trademark of the WiMAX Forum.

All other companies’ names, products, services may be the properties of their respective owners.